EXHIBIT 99.1

Pan American Silver Proven and Probable Reserves Up 20 Percent, 35.4 Million Ounces Added

VANCOUVER, British Columbia, Feb. 16, 2007 (PRIME NEWSWIRE) -- Pan American Silver Corp. (Nasdaq:PAAS) (TSX:PAA) is pleased to announce the results of its 2006 year-end reserve and resource evaluation. In addition to replacing 100% of reserves mined during 2006, the Company added a further 20%, or 35.4 million ounces of silver, to its proven and probable reserves. At the Company's operating and development properties, measured and indicated resources increased 12.1 million ounces, while inferred resources grew by 9.9 million ounces.

"Mining is all about building and then extracting the value from your reserve and resource book," said Geoff Burns, President and CEO. "Our property-focused exploration efforts in 2006 yielded great results. We not only replaced all of our 2006 production, but also added significant new silver reserves and resources at every one of our operating or development properties. We now have proven and probable reserves for over ten years of mining at our current rates of production."

Reserves particularly increased at the Company's Morococha and La Colorada mines. At Morococha, proven and probable reserves have increased five-fold since Pan American acquired the operation in mid-2004. At La Colorada, primarily due to the discovery of the new Amolillo zone, 3.6 million ounces were added to proven and probable reserves in addition to replacing ounces mined in 2006.

The full results of the Company's 2006 drilling programs have been incorporated into the year-end reserve and resource estimate. For further information on the results of the Company's 2006 exploration program, please refer to the Company's press release dated January 9, 2007, found at: http://www.panamericansilver.com/investorrelations/news_releases/documents/01-09-2007_2006ExplorationUpdateFinal2.pdf.

Please click on the following link to view a complete summary of the Company's Reserves, Resources and Historical estimates as at December 31, 2006:

http://www.panamericansilver.com/investorrelations/documents/Reserves_ResourcesSummary2006.pdf

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Statements in this news release that contain forward-looking information include, but are not limited to, statements relating to estimated longevity of the Company's business activities and future plans, action, objectives and achievements of the Company. Reserve and resource estimates are also forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "projects" or "projected", "expects" or "does not expect", "is expected", "estimates", "forecasts", "scheduled", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases, or statements that certain actions, events or results "may", "can", "could", "would", "might" or "will be taken", "occur" or "be achieved". Statements containing forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Pan American Silver and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: risks related to technological and operational nature of the Company's business; changes in the political or economic environment; the interpretation of drill results and the geology, continuity and grade of mineral deposits; actual results of current exploration activities; conclusions of economic evaluations; fluctuations in the price of silver, gold and other base metals; as well as those factors described in the sections relating to risk factors of Pan American Silver's business filed in the Company's required securities filings on SEDAR. There can be no assurance that any statements containing forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward-looking information.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the Company's inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates referred to in this press release have been prepared in accordance with NI 43-101 and the CIM Standards. The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC's standards.

CONTACT:  Pan American Silver Corp.
          Alexis Stewart, Director Corporate & Investor Relations
          (604) 684-1175
          astewart@panamericansilver.com